UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

SPECIAL REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES AND EXCHANGE ACT OF 1934

For the date of May 1st, 2008

SIGNET GROUP plc
(Translation of registrant’s name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIGNET GROUP plc

By:	/s/ Walker Boyd

	Name:	Walker Boyd
	Title:	Group Finance Director

Date: May 1, 2008

EXHIBIT INDEX

Exhibit	Description
99.1	Annual Report & Accounts 53 weeks ended 3 February 2007
99.2	Annual Review and Summary Financial Statement 53 weeks ended 3 February 2007
99.3	Letter to Shareholders
99.4	Notice of Annual General Meeting
99.5	Form of Proxy
99.6	Request Card to Receive Full Annual Report and Accounts